Management’s Responsibility for Internal Control Over Financial Reporting

To the Shareholders of Enerflex Ltd.

The following report is provided by Management in respect of Enerflex Ltd. (“Enerflex” or the “Company”) internal control over financial reporting as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934 and National Instrument 52-109 Certification of Disclosure in issuers’ Annual and Interim Filings.

Management is responsible for establishing and maintaining adequate disclosure controls and processes (“DC&P”). DC&P are designed to ensure that information required to be disclosed in Enerflex’s financial reports is recorded, processed, summarized and reported to the Company’s Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Based on the Company’s evaluation, Management concluded that its DC&P were effective as of December 31, 2025.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a framework designed to provide reasonable assurance regarding the preparation and reliability of the consolidated financial statements for external reporting in accordance with IFRS.

Under the supervision, and with the participation of Enerflex’s Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2025. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”).

Based on the Company’s evaluation, Management concluded that its ICFR was effective as of December 31, 2025.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on our Financial Statements for the year ended December 31, 2025, has issued an attestation report on our ICFR as of December 31, 2025. Their attestation report is included with the consolidated financial statements.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency. There have been no changes in the design of the Company’s ICFR during the three and twelve months ended December 31, 2025, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

[signed] “Paul Mahoney” Paul Mahoney President, Chief Executive Officer, and Director February 25, 2026	[signed] “Preet S. Dhindsa” Preet S. Dhindsa Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Enerflex Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of revenue recognized from the supply of engineered systems
Description of the Matter

For the year ended December 31, 2025, the Company recognized $1,456 million of revenue from the supply of engineered systems. As described in notes 3q, 5 and 22 to the consolidated financial statements, revenues from the supply of engineered systems typically involve engineering, design, manufacture, installation and start-up of equipment recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project.
How We Addressed the Matter in Our Audit

Auditing the Company’s measurement of revenue related to engineered systems projects recognized using percentage-of-completion accounting, where the Company had not fulfilled all performance obligations of the contract’s scope of work at December 31, 2025, was determined to be a critical audit matter as it involved significant judgement in estimating the efforts to complete such projects or to determine the variable consideration expected under the contract. This requires a high degree of auditor judgement and effort in evaluating audit evidence related to management assumptions including estimates of the expected profitability of each contract and estimates of efforts required to complete any remaining performance obligations. In addition, auditor judgment was involved in evaluating management’s estimates as to the likelihood of the variable consideration being recognized or constrained based on factors that can affect the estimates including project delays, penalties, disputed change orders and contract cancellation.

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process including internal controls over management’s review of the estimated percentage-of-completion based on cost progression for each contract and management’s validation that the data used in these estimates was complete and accurate. We also tested internal controls over management’s estimates related to variable consideration including the Company’s assessment of factors that can affect these estimates.

To test the measurement of revenue recognized based on percentage-of-completion accounting, we performed audit procedures that included, among others, evaluating a sample of contractual arrangements, including pricing and billing terms, change orders and terms and conditions impacting revenue recognition. For a sample of projects, we obtained an understanding of the projects’ performance throughout the year and at year-end through physical observation of the projects and inquiries with project managers. We evaluated the reasonableness of management’s assumptions for estimated costs to complete by comparing the key inputs in the initial budget to actual costs incurred, and assessing trends based on our knowledge of similar projects. We evaluated the reasonableness of management’s historical estimates of efforts required to complete any remaining performance obligations by comparing previous cost estimation forecasts to actual results. For a sample of projects, we also evaluated the reasonableness of management’s assumptions related to estimated variable consideration by making inquiries of management about their assessment of factors that can affect these estimates and examining documentation that supports management’s estimates.

Evaluation of goodwill impairment – Eastern Hemisphere operating segment
Description of the Matter

At December 31, 2025, the Company's goodwill was $430 million, of that, $264 million relates to the Eastern Hemisphere operating segment. As disclosed in notes 3k, 5, 12 and 24 to the consolidated financial statements, for the purposes of its impairment assessment, goodwill is allocated to the group of cash generating units, which the Company has determined to be its operating segments. Goodwill is tested for impairment annually, or at any time an indicator of impairment exists.

Auditing the recoverable amount in the Company’s goodwill impairment test for the Eastern Hemisphere operating segment was determined to be a critical audit matter as it involved significant estimation uncertainty and judgement primarily related to the estimated recoverable amount and underlying significant assumptions. Significant assumptions included revenue growth rate, operating margins, terminal growth rate and discount rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including controls over management’s development and review of the significant assumptions described above and review of the reasonableness of the data utilized in the Company’s valuation analysis.

To test the estimated recoverable amount of the Company’s Eastern Hemisphere operating segment, our audit procedures included, among others, assessing management’s methodologies and testing the significant assumptions discussed above and the completeness and accuracy of underlying data used by the Company in its analysis. We evaluated management’s cash flow projections, revenue growth rate, and operating margins to identify, understand and evaluate changes as compared to historical results. We compared commodity price forecasts used in management’s revenue growth rate assumption to external industry outlook data. We involved our valuation specialists to assess the Company’s impairment model, valuation methodology applied, and certain significant assumptions, including the discount rate and terminal growth rate. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses on significant assumptions including operating margins and the discount rate to evaluate the changes in the recoverable amount of the operating segment that would result from changes in the assumptions.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2010.

Calgary, Canada

February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Enerflex Ltd.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Enerflex Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading Internal Control Over Financial Reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

February 25, 2026

Consolidated Financial Statements

Consolidated Statements of Financial Position

($ United States millions)	Notes	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$81	$92
Accounts receivable	6a	345	398
Unbilled revenue	6b	164	157
Energy infrastructure (“EI”) assets - finance leases receivable	7b	58	49
Inventories	8	280	258
Inventories - work-in-progress ("WIP") related to EI assets - finance leases receivable	8	-	35
Income taxes receivable	19	11	3
Derivative financial instruments	29	1	-
Prepayments		52	49
Total current assets		992	1,041
Unbilled revenue	6b	1	2
Property, plant and equipment ("PP&E")	9	102	96
EI assets - operating leases	7a	686	713
EI assets - finance leases receivable	7b	180	189
Lease right-of-use assets	10	61	58
Deferred tax assets	19	21	24
Intangible assets	11	29	37
Goodwill	12	430	422
Other assets	13	192	209
Total assets		$2,694	$2,791
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	14	$396	$413
Provisions	15	25	22
Income taxes payable	19	80	79
Deferred revenue	16	355	375
Lease liabilities	18	22	22
Derivative financial instruments	29	1	-
Total current liabilities		879	911
Deferred revenue	16	13	11
Long-term debt	17	582	708
Lease liabilities	18	50	47
Deferred tax liabilities	19	51	48
Other liabilities		26	17
Total liabilities		$1,601	$1,742
Shareholders’ equity
Share capital	20	$498	$505
Contributed surplus	21	664	678
Retained earnings		130	80
Accumulated other comprehensive loss		(199)	(214)
Total shareholders’ equity		1,093	1,049
Total liabilities and shareholders’ equity		$2,694	$2,791

See accompanying notes to the consolidated financial statements, including Note 32 “Guarantees, Commitments, and Contingencies”.

F- 1

Consolidated Statements of Earnings and Comprehensive Income (Loss)

		Years ended December 31,
($ United States millions, except per share amounts)	Notes	2025	2024
Revenue	22,24	$2,571	$2,414
Cost of goods sold ("COGS")	24	1,989	1,910
Gross margin		582	504
Selling, general and administrative expenses ("SG&A")	23,24	272	327
Foreign exchange ("FX") loss	24	4	4
Operating income		306	173
Gain on disposal of PP&E	9	1	-
Equity earnings and impairment of associates and joint ventures	13	(3)	-
(Loss) on financial instruments		(4)	(11)
Derecognition and unrealized (loss) gain on redemption options	13	(17)	17
Earnings before finance costs and income taxes (“EBIT”)		283	179
Net finance costs	27	120	98
Earnings before income taxes (“EBT”)		163	81
Current income taxes	19	92	72
Deferred income taxes	19	7	(23)
Income taxes		99	49
Net earnings		$64	$32

Other comprehensive income (loss)
Items that may be reclassified to profit or loss in subsequent periods:
Change in fair value of derivatives designated as cash- flow hedges, net of income tax recovery		(1)	-
(Gain) loss on derivatives designated as cash flow hedges transferred to net earnings, net of income tax expense		-	1
Unrealized gain (loss) on translation of foreign-denominated debt		28	(51)
Unrealized gain (loss) on translation of financial statements of foreign operations		(12)	22
Other comprehensive income (loss)		15	(28)
Total comprehensive income		$79	$4

Earnings per share – basic	28	$0.52	$0.26
Earnings per share – diluted	28	$0.52	$0.26

Weighted average number of shares outstanding – basic		122,866,038	124,023,920
Weighted average number of shares outstanding – diluted		123,056,223	124,164,271

See accompanying notes to the consolidated financial statements.

F-2 Annual Report 2025

Consolidated Statements of Cash Flows

		Years ended December 31,
($ United States millions)	Notes	2025	2024
Operating Activities
Net earnings		$64	$32
Adjustments for:
Depreciation and amortization		161	185
Equity earnings and impairment of associates and joint ventures	13	3	-
Deferred income taxes	19	7	(23)
Share-based compensation expense	25	26	29
Loss on financial instruments		4	11
Derecognition and unrealized loss (gain) on redemption options	13	17	(17)
(Gain) on sale of PP&E	9	(1)	-
Impairment of EI assets	7a	3	1
Debt extinguishment costs of the 2027 Notes	17, 27	42	-
		326	218
Net change in working capital and other	31	19	106
Cash provided by operating activities		$345	$324

Investing Activities
Additions to:
PP&E	9	$(19)	$(16)
EI assets - operating leases	7a	(96)	(59)
Intangible assets	11	-	(2)
Proceeds on disposal of:
PP&E	9	1	-
EI assets - operating leases	7a	22	3
Net (purchases) of financial instruments		(4)	-
Net change in working capital associated with investing activities		(7)	15
Cash used in investing activities		$(103)	$(59)

Financing Activities
Repayment of the Revolving Credit Facility	17	$(3)	$(41)
Repayment of the 2027 Notes	17	(576)	(62)
Issuance of the 2031 Notes	17	400	-
Repayment of the Term Loan	17	-	(130)
Lease liability principal repayment	18	(23)	(20)
Dividends		(17)	(9)
Stock option exercises	20,21	2	1
Shares repurchased - NCIB	20,21	(23)	-
Deferred transaction costs		(10)	(2)
Cash used in financing activities		$(250)	$(263)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		$(3)	$(5)
Decrease in cash and cash equivalents		(11)	(3)
Cash and cash equivalents, beginning of period		92	95
Cash and cash equivalents, end of period		$81	$92

See accompanying notes to the consolidated financial statements.

F- 3

Consolidated Statements of Changes in Equity

				Accumulated other comprehensive loss
($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Total
Notes	20	21		29	29
At January 1, 2025	$505	$678	$80	$(214)	$-	$1,049
Net earnings	-	-	64	-	-	64
Other comprehensive income (loss)	-	-	-	16	(1)	15
Effect of stock option plans	3	(1)	-	-	-	2
Shares repurchased - NCIB	(10)	(13)	-	-	-	(23)
Dividends	-	-	(14)	-	-	(14)
At December 31, 2025	$498	$664	$130	$(198)	$(1)	$1,093
At January 1, 2024	$504	$678	$58	$(185)	$(1)	$1,054
Net earnings	-	-	32	-	-	32
Other comprehensive income (loss)	-	-	-	(29)	1	(28)
Effect of stock option plans	1	-	-	-	-	1
Dividends	-	-	(10)	-	-	(10)
At December 31, 2024	$505	$678	$80	$(214)	$-	$1,049

See accompanying notes to the consolidated financial statements.

F-4 Annual Report 2025

Notes to the Consolidated Financial Statements

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Nature and Description of the Company

Enerflex Ltd. (“Enerflex” or “the Company”) is a leading provider of modular natural gas, power technology and treated water solutions. The Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. The Company's customer focused delivery model supports operational excellence, innovation, and scalability across its global footprint.

Headquartered in Calgary, Alberta, Canada, Enerflex’s registered office is located at 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada. Enerflex has approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators. Enerflex, its subsidiaries, interests in associates and joint operations, operates in 17 countries globally, spanning North America (“NAM”), Latin America (“LATAM”), and the Eastern Hemisphere (“EH”). Enerflex operates four business segments and reports in three business segments: Canada and the United States of America (“USA”), which combine into the NAM reporting segment, LATAM which includes operations in Mexico and South America, and EH which includes the Company’s international operations in Europe, Africa, the Middle East, Australia, and Asia.

The following table represents Enerflex and its material subsidiaries as at December 31, 2025:

Name	Jurisdiction of Incorporation	Ownership	Reporting Segment
Enerflex Ltd.	Canada	Public Shareholders	North America
Enerflex Inc.	Delaware, USA	100 percent	North America
Enerflex Energy Systems Inc. (Delaware)	Delaware, USA	100 percent	North America
Enerflex Energy Systems (Australia) PTY Ltd.	Australia	100 percent	Eastern Hemisphere
Enerflex Australasia Holdings Pty Ltd.	Australia	100 percent	Eastern Hemisphere
Coöperatief Enerflex U.A.	Netherlands	100 percent	Eastern Hemisphere
Enerflex Middle East Ltd.	Barbados	100 percent	Eastern Hemisphere
Enerflex Holding Company NL B.V.	Netherlands	100 percent	Eastern Hemisphere
Exterran Services (UK) Ltd.	United Kingdom	100 percent	Eastern Hemisphere
Exterran Middle East LLC	Oman	100 percent	Eastern Hemisphere

F- 5

Note 2. Basis of Presentation

(a)
Statement of Compliance

These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors (the “Board”) on February 25, 2026. Certain prior period amounts have been reclassified to conform with current period’s presentation.

(b)
Basis of Presentation and Measurement

These Financial Statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in Note 3 “Summary of Material Accounting Policies”. The accounting policies described in Note 3 and Note 4(a) have been applied consistently to all periods presented in these Financial Statements. Standards and guidelines issued but not yet effective for the current accounting period are described in Note 4(b) under the “New Accounting Pronouncements” sub-section.

(c)
Functional Currency and Presentation Currency

The Financial Statements are presented in United States dollars (“USD”), rounded to the nearest million, except per share amounts and ratios or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates.

(d)
Use of Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments used in the preparation of the Financial Statements are described in Note 5 “Significant Accounting Estimates and Judgment”.

(e)
Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group balances, income and expenses, and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Note 3. Summary of Material Accounting Policies

(a)
Foreign Currency Translation

In the accounts of individual subsidiaries, transactions in currencies other than the individual subsidiaries’ functional currency are recorded at the prevailing rate of exchange at the date of the transaction. At year-end, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the rates of exchange at the date the fair value was determined.

The assets and liabilities on the statements of financial position of foreign subsidiaries are translated into USD at the prevailing exchange rate at the reporting date. The statements of earnings of foreign subsidiaries are translated at average exchange rates for the reporting period. Exchange differences arising on the translation of net assets are taken to the accumulated other comprehensive loss.

All foreign exchange gains and losses are taken to the consolidated statements of earnings with the exception of exchange differences arising on monetary assets and liabilities that form part of the

F-6 Annual Report 2025

Company’s net investment in subsidiaries. These are taken directly to other comprehensive income (loss) until the disposal of the foreign subsidiary at which time the unrealized gain or loss is recognized in the consolidated statements of earnings.

On the disposal of a foreign subsidiary, accumulated exchange differences are recognized in the consolidated statements of earnings as a component of the gain or loss on disposal.

(b)
Cash and Cash Equivalents

Cash and cash equivalents comprise primarily of cash at banks, term deposits, investments in money market funds, and all other short-term highly liquid deposits with original maturities of three months or less, that are held for the purpose of meeting short-term cash commitments, readily convertible to a known amount of cash and subject to an insignificant change in value.

(c)
Trade Receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for any amounts estimated to be uncollectible. The Company calculates an expected credit loss based on Management’s best estimate of future expected credit losses, considering historical experience of bad debts, current economic conditions and forecasts of future economic conditions; and specific provisions created when there is objective evidence that the collection of the full amount of a receivable is no longer probable under the terms of the original invoice. The amount of this allowance represents Management’s best estimate of expected credit losses. Trade receivables are written off when they are assessed as uncollectible.

(d)
Unbilled Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Unbilled revenue result when the Company has recognized revenue based on performance obligations satisfied, but invoicing has not occurred. Once the contract permits invoicing and the customer has been invoiced, the unbilled revenue is reclassified to trade receivables. Amounts recognized as current unbilled revenue are typically billed to customers within 12 months and amounts recognized as non-current unbilled revenue will be billed to customers more than 12 months from the date of the statement of financial position.

(e)
Inventories

Inventories are valued at the lower of cost and net realizable value, and primarily consists of direct materials, repair and distribution parts, work-in-progress, and equipment. The cost of equipment and work-in-progress is determined on a first-in, first-out basis, while direct materials and repair and distribution parts are valued using the weighted average cost method.

Cost of direct materials, repair and distribution parts, and equipment, include purchase costs and costs incurred in bringing each product to its present location and condition.

Cost of work-in-progress includes the cost of direct materials, labour, and an allocation of overheads, based on normal operating capacity. Costs of work-in-progress related to EI assets pertain to the construction of EI assets that will be accounted for as finance leases. Once the EI asset is completed and enters service, the costs will be recognized as COGS.

Cost of inventories includes the transfer from accumulated other comprehensive loss of gains and losses on qualifying cash flow hedges in respect of the purchase of inventory.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

F- 7

(f)
Property, Plant and Equipment

PP&E are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises the purchase price or construction cost and any costs directly attributable to making the asset capable of operating as intended. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of assets and commences when the assets are ready for intended use.

Asset Class	Estimated Useful Life Range
Buildings	5 to 20 years
Equipment	2 to 20 years

Major renewals and improvements are capitalized when they are expected to provide future economic benefit. When significant components of PP&E are required to be replaced at intervals, the Company derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. No depreciation is charged on land or assets under construction. Repairs and maintenance costs are recorded as expenses in the consolidated statement of earnings as incurred.

The carrying amount of an item of PP&E is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of PP&E is included in the consolidated statements of earnings when the item is derecognized.

Each asset’s estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(g)
EI Assets – Operating Leases

EI assets – operating leases are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally between five and 30 years.

When the Company is responsible for major maintenance and overhauls, the actual overhaul cost is capitalized and depreciated over the estimated useful life of the overhaul, generally from the time of the overhaul to the next major overhaul. Repairs and maintenance costs are recorded as expenses in the consolidated statement of earnings as incurred.

Each asset’s estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(h)
Leases

Company as a Lessee

A contract is, or contains, a lease if the contract or part of the contract conveys the right to use an identifiable asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use (“ROU”) asset and a lease liability to reflect the benefit the Company obtains from the underlying asset in the lease and the requirement to pay the amounts included in the lease contract, respectively.

The ROU asset is measured at cost and is subsequently depreciated using the straight-line method over the lesser of the lease term or the useful life of the underlying asset, where appropriate.

The lease liability is initially measured at the present value of remaining lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Subsequently, lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

The payments related to short-term and low value leases are recognized as expenses over the lease term.

F-8 Annual Report 2025

Sale and leaseback transaction

For sale and leaseback transactions, the Company applies the requirements of IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) to determine whether the transfer of an asset is accounted for as a sale due to a change in control. If the transfer of the asset is a sale in accordance with IFRS 15, the Company will recognize the proportion of the asset not retained by the Company through the lease as revenue immediately after the sale. The proportion of the asset retained by the Company through the lease is recognized as a ROU asset and the lease liability is measured as the present value of the future lease payments.

Company as a Lessor

Leases in which the Company is the lessor are assessed upon commencement and are classified as either an operating lease or a finance lease.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee. Whether a lease is an operating or finance lease depends on the substance of the transaction rather than the form of the contract. Examples of situations, which typically would lead to a lease being classified as a finance lease, include but are not limited to:

a)
the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b)
the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;
c)
the lease term is for major part of the economic life of the underlying asset even if title is not transferred;
d)
at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset; and
e)
the underlying asset is of such a specialized nature that only the lessee can use it without major modifications.

An operating lease does not transfer substantially all the risks and rewards of the leased asset to the customer. Lease payments from operating leases are recorded as income on a straight-line basis over the life of the lease.

Amounts due from lessees under finance leases are recorded as EI assets – finance leases receivables. Finance leases are initially recognized at amounts equal to the net investment in the lease, determined to be the fair value of the underlying asset, or, if lower, the present value of the lease payments discounted using a market rate of interest. Payments that are part of the leasing arrangement are divided between a reduction in EI assets – finance leases receivable and finance lease income. Finance lease income is recognized to produce a constant rate of return on the Company’s investment in the lease and included in EI revenue.

(i)
Intangible Assets

Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with a finite life are amortized on a straight-line basis over Management’s best estimate of their expected useful lives. The amortization charge is included in SG&A expenses in the consolidated statements of earnings. The expected useful lives and amortization methods are reviewed on an annual basis with any change in the useful life or pattern of consumption adjusted at year end.

Acquired identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Customer relationships, software, and other intangible assets have an estimated useful life range of two to eleven years.

F- 9

(j)
Impairment of Non-Financial Assets (excluding Goodwill)

At least annually, the Company reviews the carrying amounts of its tangible and intangible assets with finite lives to assess whether there is an indication that those assets may be impaired. If any such indication exists, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. In assessing its value-in-use, the estimated future cash flows attributable to the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. A corresponding impairment loss is recognized in the consolidated statements of earnings.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Any impairment reversal is recognized in the consolidated statements of earnings.

(k)
Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the date of the acquisition. Acquisition costs incurred are expensed and included in SG&A, except for those associated with the issuance of debt, which are included in the initial carrying amount of the liability. Results of operations of businesses acquired are included in the Company’s Financial Statements from the date of acquisition.

Goodwill arising on an acquisition of a business is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill allocated to a group of cash-generating units (“CGUs”) is reviewed for impairment annually, or when there is an indication that a related group of CGUs may be impaired. Impairment is determined by assessing the recoverable amount of the group of CGUs to which the goodwill relates. Where the recoverable amount of the group of CGUs is less than the carrying amount of the CGUs and related goodwill, an impairment loss is recognized in the consolidated statements of earnings. Impairment losses on goodwill are not reversed.

(l)
Investments in Associates and Joint Ventures

Investments in associates and joint ventures are accounted for under the equity method. Under this method, the investment is carried on the consolidated statements of financial position at cost plus post-acquisition changes in the Company’s share of net assets of the associate or joint venture. The significant associates and joint ventures held by the Company are as follows:

•
45 percent interest in Roska DBO Inc. (“Roska DBO”).
•
65 percent interest in a joint venture in Brazil.

The consolidated statements of earnings reflect the Company’s share of the results of operations of associates and joint ventures. Unrealized gains and losses resulting from transactions between the Company and associates or joint ventures are eliminated to the extent of the interest in the associates or joint ventures.

The Company’s share of profits from associates and joint ventures is presented on the consolidated statements of earnings net of any impairment losses. This is the profit attributable to equity holders of the associates and joint venture partners and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates and joint ventures.

F-10 Annual Report 2025

(m)
Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

(n)
Deferred Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Deferred revenue occurs when the Company has collected payment but has not delivered the product or service that satisfies the performance obligation. Deferred revenue is recognized to the consolidated statements of earnings as the underlying products and services are delivered. Amounts recognized as current deferred revenue are typically recognized into revenue within 12 months and amounts recognized as non-current deferred revenue will be recognized into revenue more than 12 months from the date of the statement of financial position.

(o)
Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For the purposes of measuring financial assets after initial recognition, the Company classifies financial assets as either amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”), based on the contractual cash flow characteristics and the Company’s business model for managing the financial asset. For the purposes of measuring financial liabilities after initial recognition, the Company classifies all financial liabilities as amortized cost, except certain financial liabilities, such as derivative financial instruments, which are classified as FVTPL.

The Company applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

•
Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an on-going basis;
•
Level 2: Fair value measurements are those derived from inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•
Level 3: Fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs). In these instances, internally developed methodologies are used to determine fair value.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability, and may affect placement within.

The Company has made the following classifications:

•
Derivative and embedded derivative financial instruments are measured at FVTPL. Gains and losses resulting from the periodic revaluation are recorded in the consolidated statements of earnings.
•
Cash and cash equivalents, accounts receivable, unbilled revenue, finance lease receivables and project asset are recorded at amortized cost using the effective interest rate method; and
•
Accounts payable and accrued liabilities and long-term debt are recorded at amortized cost using the effective interest rate method.

Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. Transaction costs related to financial assets and liabilities classified and measured at amortized cost are added to the value of the instrument at initial recognition and taken into the consolidated statements of earnings using the effective interest rate method.

F- 11

(p)
Derivative Financial Instruments and Hedge Accounting

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in foreign currency exchange rates and interest rates. The risk management policy permits the use of certain derivative financial instruments, including forward foreign exchange contracts and interest rate swaps, to manage these fluctuations. The Company does not enter into derivative financial agreements for speculative purposes.

Derivative financial instruments are measured at their fair value upon initial recognition and are remeasured to their fair value at the end of each reporting period. The fair value of quoted derivatives is equal to their positive or negative market value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Derivative financial instruments embedded in financial contracts are assets and liabilities that are accounted for as separate derivatives if their risks and characteristics are not closely related to their host contracts, and the contracts are not measured at fair value. The embedded derivative components of these hybrid financial instruments are measured at fair value at each reporting date with gains or losses in fair value recognized in the consolidated statement of earnings.

The Company elected to apply hedge accounting for foreign exchange forward contracts for anticipated transactions. These are designated as cash flow hedges. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive losses, net of taxes. The ineffective portion of the fair value changes is recognized in the consolidated statements of earnings. Amounts charged to accumulated other comprehensive loss are reclassified to the consolidated statements of earnings when the hedged transaction affects the consolidated statements of earnings.

The Company’s USD denominated long-term debt recognized in the Canadian dollar ("CAD") functional currency entity has been designated as a hedging instrument of the Company's net investment in USD denominated foreign operations. As a result, a portion of unrealized foreign exchange gains and losses on the USD denominated long-term debt are included in the cumulative translation account in other comprehensive income (loss). The cumulative currency translation adjustments will be recognized in net earnings upon disposal of the net investment in the foreign operations.

Designated hedges are assessed at each reporting date to determine if the relationship between the derivative or other hedging instrument and the underlying hedged exposure is still effective.

(q)
Revenue Recognition

Revenue is recognized as the Company satisfies its performance obligations by transferring control of promised goods or services to customers, regardless of when payment is received. Revenue is measured at the amount of consideration to which the Company expects to be entitled, in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, and may include fixed amounts, variable amounts, or both. Variable amounts are recorded using either the “expected value approach” or the “most likely outcome approach”, as determined upon initial recognition of the contract, and are reassessed at each reporting period. The expected value approach measures variable consideration by probability weighting all the potential outcomes. The most likely outcome approach measures variable consideration as Management’s best estimate of the variable component. In estimating variable consideration, the Company reviews any potential for returns, refunds, and other similar obligations. For contracts containing multiple performance obligations, the amount of consideration to which the Company expects to be entitled is allocated to individual performance obligations proportionately based on the stand-alone selling price.

Energy Infrastructure

Revenue from EI assets is recognized in accordance with the terms of the relevant agreement with the customer over the term of the agreement. Payments are typically required on a monthly basis with no unusual payment terms. Certain rental contracts contain an option for the customer to purchase the assets at the end of the rental period. Should the customer exercise this option to purchase, revenue from the sale of the equipment is recognized directly in the consolidated statements of earnings.

F-12 Annual Report 2025

At inception of a contract, all leases are classified as either an operating or finance lease. Classification of leases where the Company is a lessor is described in Note 3 (h) Leases.

Lease payments from operating leases are recorded as EI revenue on a straight-line basis over the life of the lease. At commencement of finance leases, the Company recognizes revenue and EI assets – finance leases receivable equal to the net investment in the lease. The revenue is determined as the lower of the fair value of the EI asset and the present value of minimum lease payments discounted using the market rate of interest. Revenue from contracts that have been classified as finance leases relating to existing or pre-owned equipment, are recorded as EI revenue. Finance income is recognized in EI revenue reflecting a constant periodic rate of return on the Company's net investment in the lease over the lease term.

After-market Services

After-market Services (“AMS”) revenue include the sales of parts and equipment, as well as the servicing and maintenance of equipment not owned by the Company. For the sale of parts and equipment, revenue is recognized when control is transferred to the customer, which is typically at the point of shipping. For servicing and maintenance of equipment, revenue is recognized on a straight-line basis based on performance of the contracted service.

Revenue from long-term service contracts is recognized on a stage of completion basis proportionate to the service work that has been performed based on parts and labour service provided. Payments are typically required on a monthly basis or as work is performed, with no unusual payment terms. At the completion of the contract, any outstanding transaction price on the contract is recognized as revenue. Any expected losses on such projects are recorded in the consolidated statements of earnings when determined. Long-term service contracts include scheduled milestone maintenance, corrective or crash maintenance, the supply of parts, and the operation of customers’ equipment.

Engineered Systems

Revenue from the supply of equipment systems – contracts typically involving engineering, design, manufacture, installation, and start-up of equipment – is accounted for as Engineered Systems (“ES”) revenue. Such revenue is typically recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project. At the completion of the contract, any remaining profit on the contract is recognized as revenue. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Revenue from ES includes the supply of compression, processing, and electric power equipment, as well as retrofit work. The Company also provides a warranty on manufactured equipment as part of the standard terms and conditions of the contract. No options are provided for the customer to purchase a warranty separately.

For ES contracts, the Company generally requires customers to pay based on milestones as manufacturing progresses. These milestones are generally structured to keep the Company cash flow-positive. Contracts are also generally structured to ensure the Company is entitled to compensation for works performed in the event of a cancellation for reasons other than a failure of the Company to perform its promised obligation.

Revenue from contracts that have been classified as finance leases for newly manufactured equipment are recorded as ES revenue for the upfront sale of equipment recognized at a point in time when the lease commences.

ES projects are typically completed within a year; however, this timing can be impacted by both internal and external factors such as shop loading and customer delivery requests.

The Company has elected to omit adjusting for significant financing components in the consideration amount if the entity expects payment within one year of transferring goods or services to a customer. Incremental costs of obtaining a contract predominantly relate to commission costs on ES projects, which are typically completed within one year. Accordingly, the Company does not recognize commission costs incurred as an asset in the consolidated statements of financial position.

(r)
Employee Future Benefits

The Company sponsors various defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Regular

F- 13

contributions are made by the Company to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. The actual cost of providing benefits through defined contribution pension and the 401(k) matched savings plans is recognized in the consolidated statements of earnings in the period in respect of which contributions become payable.

(s)
Finance Income and Costs

Finance income comprises interest income on funds invested and other finance income. Interest income is recognized using the effective interest method, which allocates interest income over the relevant period based on the carrying amount of the financial asset.

Finance costs comprise interest expense on long-term debt, accretion of the issuance discount on the 2027 Notes, premium paid on early redemption of the 2027 Notes, interest expense on lease liabilities and other interest expense. Interest expense on long-term debt and lease liabilities, and the accretion of the issuance discount on the 2027 Notes are recognized using the effective interest rate method.

(t)
Share-Based Payments

Cash-Settled Share-Based Payments

The Company offers Deferred Share Unit (“DSU”), Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”), and Cash Performance Target (“CPT”) plans to certain employees. The Company also offers the DSU plan to non-employee directors. For each cash-settled share-based payment plan, a liability is recognized at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings.

The Company also offers a Phantom Share Entitlement (“PSE”) plan to certain employees of affiliates located in Australia and the United Arab Emirates ("UAE"). PSEs are measured at the fair value of the equity instrument at the grant date and expensed over a five-year vesting period and expire on the seventh anniversary. The exercise price of each PSE equals the average of the market price of the Company’s shares on the five days preceding the date of the grant. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

Equity-Settled Share-Based Payments

The Company offers a Stock Option Plan to key employees, measured at the fair value of the equity instrument at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 25 “Share-Based Compensation”.

The fair value of equity-settled share-based payments is expensed over a five-year vesting period with a corresponding increase in equity. Stock options have a seven-year expiry and are exercisable at the designated common share price, which is determined by the average of the market price of the Company’s shares on the five days preceding the date of the grant. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

(u)
Income Taxes

Income tax expense represents the sum of current income tax and deferred tax.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Taxable earnings differ from earnings as reported in the consolidated statements of earnings as it excludes temporary and permanent differences. The Company’s current tax assets and liabilities are calculated by using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred income tax is recognized on all temporary differences at the reporting date based on the difference between the carrying amounts of assets and liabilities in the Financial Statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

F-14 Annual Report 2025

•
Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary difference can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future; and
•
Deferred income tax assets are recognized only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.

Current and deferred income taxes are charged or credited directly to equity if it relates to items that are credited or charged to equity in the same period. Otherwise, income tax is recognized in the consolidated statements of earnings.

In accordance with IAS 12 “Income Taxes”, where an entity’s tax return is prepared in a currency other than its functional currency, changes in the exchange rate between the two currencies create temporary differences with respect to the valuation of non-monetary assets and liabilities. As a result, deferred tax is recognized in the consolidated statements of earnings and the consolidated statement of financial position.

The Company is within the scope of the Organization for Economic Co-operation and Development Pillar Two model rules, and under this legislation, the Company is liable to pay a top-up tax for the difference between its GLoBE effective tax rate per jurisdiction, and the 15 percent minimum rate. The Company has applied the temporary exception from the accounting requirements for deferred taxes in relation to Pillar Two legislation. Accordingly, the Company neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

(v)
Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the Company’s equity-settled share-based compensation plan.

F- 15

Note 4. Changes in Accounting Policies

(a)
Amendments to Existing Standards

The following amendment, effective for annual periods beginning on or after January 1, 2025, was adopted by the Company as of January 1, 2025. There were no adjustments or additional disclosures that resulted from the adoption of this amendment.

IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21")

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

(b)
New Accounting Pronouncements

The Company has reviewed the following new and revised accounting pronouncements that have been issued but are not yet effective.

(i) IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features. Additionally, these amendments introduce new disclosure requirements and update others.

The amendment is effective for annual periods beginning on or after January 1, 2026. While Management is in the process of finalizing its analysis, it currently anticipates that the adoption of these amendments will not have a significant impact on the Company’s Financial Statements.

The Company adopted the amendments to IFRS 9 and IFRS 7 on January 1, 2026.

(ii)
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the consolidated statements of earnings, require disclosure of management-defined performance measures (“MPM”), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods. IFRS 18 will replace IAS 1, presentation of financial statements, and retains many of the existing principles in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required. The Company will adopt IFRS 18 and the related amendments on January 1, 2027.

The issuance of IFRS 18 had consequential amendments to other accounting standards as follows:

F-16 Annual Report 2025

IAS 7 Statement of Cash Flows (“IAS 7”)

Narrow-scope amendments have been made to IAS 7, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. The optionality around classification of cash flows from dividends and interest in the statement of cash flows has also largely been removed.

IAS 33 Earnings per Share (“IAS 33”)

IAS 33 has been amended to include additional requirements that permit entities to disclose additional amounts per share, only if the numerator used in the calculation is an amount attributed to ordinary equity holders of the parent entity and a total or subtotal identified by IFRS 18, or MPM as defined by IFRS 18.

The Company is currently evaluating the impact of adopting IFRS 18 and the consequential amendments to other accounting standards on its Financial Statements.

Note 5. Significant Accounting Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions, and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the Financial Statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenue relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover its entitled compensation for satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized in a given period.

Certain contracts also include aspects of variable consideration, such as price concessions, discounts, bonuses, liquidated damages on project delays, penalties, and disputed change orders. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or transaction price associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenue relating to performance obligations satisfied at a point in time when control is transferred to the customer. Management applies judgment to determine the timing of when control is transferred to the customer – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators. When the Company is a lessor, and determines

F- 17

that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management’s best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, EI assets, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

Assessment of Significant Influence

Determining whether Enerflex has significant influence over an investee requires the use of judgment based on the specific facts and circumstances. In making this assessment, management considers factors such as the Company’s ownership interest, representation on the investee’s board or governing body, participation in policy making processes, the extent of material transactions between the parties, and any contractual rights that may provide the ability to influence financial and operating decisions. Management reviews these factors on an ongoing basis to determine the appropriate accounting treatment.

PP&E, EI Assets – Operating Leases and Intangible Assets

PP&E, EI assets – operating leases, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets – operating leases, and intangible assets are reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets – operating leases, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

ROU Asset and Lease Liability

The Company determines the ROU asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed when there is a lease modification.

EI Assets – Finance Leases Receivable

In calculating the value of the Company’s finance leases receivable, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets. The market rate of

F-18 Annual Report 2025

interest is estimated by considering the interest rate of relevant debt instruments with a similar maturity term to the contract.

Fair Value of Financial Instruments

The fair value of financial instruments is determined using the observable market data at the reporting date. When the fair value of financial instruments cannot be measured using observable market data, the Company exercises judgment to determine the appropriate valuation technique and makes assumptions based on the market conditions at the end of each reporting period. The valuation technique may include the use of third-party models, incorporating inputs derived from observable market data, such as independent price publications and credit spreads. Actual values may significantly differ from these estimates.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management’s best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes of its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and use of judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 12 “Goodwill and Impairment Review of Goodwill”.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax

F- 19

liabilities are in excess of the Company’s current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company’s assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management’s cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for its share-based compensation. The determination of the share-based compensation expense requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 25 “Share-Based Compensation”.

F-20 Annual Report 2025

Note 6. Accounts Receivable and Unbilled Revenue

(a)
Accounts Receivable

Accounts receivable consisted of the following:

December 31,	2025	2024

Trade receivables	$338	$400

Less: allowance for doubtful accounts	(9)	(11)

Trade receivables, net	$329	$389

Other receivables	16	9

Accounts receivable	$345	$398

Aging of trade receivables:

December 31,	2025	2024

Current to 90 days	$280	$308

Over 90 days	58	92

Trade receivables	$338	$400

Movement in allowance for doubtful accounts:

December 31,	2025	2024

Opening balance	$11	$9

Impairment provision additions on receivables	2	2

Amounts settled and derecognized during the period	(4)	-

Closing balance	$9	$11

(b) Unbilled Revenue

Movement in unbilled revenue was as follows:

December 31,	2025	2024
Opening balance	$159	$309
Unbilled revenue recognized	818	766
Amounts billed	(813)	(753)
Transfer to other assets	-	(161)
Currency translation effects	1	(2)
Closing balance	$165	$159

Current unbilled revenue	$164	$157
Non-current unbilled revenue	1	2
Total unbilled revenue	$165	$159

F- 21

Note 7. Energy Infrastructure Assets

The Company’s EI assets are comprised of Build-Own-Operate-Maintain (“BOOM”) assets and contract compression assets which are leased to customers. At the inception of a lease contract, all leases are classified as either an operating lease or finance lease.

(a)
EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of these assets are generally between five and 30 years.

A reconciliation of the changes in the carrying amount of EI assets was as follows:

December 31,	2025	2024
Cost
Balance, January 1	$1,059	$1,142
Additions	96	59
Reclassification	(2)	-
Disposals[1]	(31)	(119)
Currency translation effects	10	(23)
Total cost	$1,132	$1,059
Accumulated depreciation
Balance, January 1	$(346)	$(278)
Depreciation charge	(108)	(111)
Impairment	(3)	(1)
Disposals[1]	20	27
Currency translation effects	(9)	17
Total accumulated depreciation	$(446)	$(346)
Net book value	$686	$713

1 During 2025, disposals include the conversion of an EI asset, previously accounted for as an operating lease, to a finance lease as a result of a contract modification (2024: disposals include the conversion of BOOM assets to a finance lease).

Depreciation of EI assets – operating leases included in COGS for the year ended December 31, 2025, was $108 million (December 31, 2024 – $111 million).

Impairment of EI assets – operating leases included in COGS for the year ended December 31, 2025, was $3 million (December 31, 2024 – $1 million).

During the year ended December 31, 2025, the Company recognized $200 million of revenue related to operating leases in its LATAM and EH segments (December 31, 2024 – $229 million), and $153 million of revenue related to its NAM contract compression fleet (December 31, 2024 – $144 million).

F-22 Annual Report 2025

(b)
EI Assets – Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs in the following circumstances: ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The majority of Enerflex’s leases, which are primarily attributable to the EH reporting segment, have an initial term ranging from five to 10 years.

A summary of the gross and present value of future lease payments to be received under the Company's finance leases is shown below:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
December 31,	2025	2024	2025	2024
Less than one year	$60	$49	$58	$49
Between one and five years	201	188	164	145
Greater than five years	29	49	16	44
	$290	$286	$238	$238
Less: Unearned interest revenue	(57)	(53)	-	-
Add: Unguaranteed residual value	5	5	-	-
Closing balance	$238	$238	$238	$238

December 31,	2025	2024
Opening balance	$238	$204
Additions[1]	38	87
Interest revenue	19	22
Payments (principal and interest)	(57)	(73)
Other	-	(2)
Closing balance	$238	$238

1During 2025, additions include the conversion of an EI asset, previously accounted for as an operating lease, to a finance lease as a result of a contract modification (2024: additions include the conversion of BOOM assets to a finance lease).

The Company recognized non-cash selling profit related to the commencement of finance leases of $14 million for the year ended December 31, 2025 (December 31, 2024 – $3 million).

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At December 31, 2025, the average interest rate was 7.6% per annum (December 31, 2024 – 7.6%). The EI assets – finance leases receivable at the end of reporting period are neither past due nor impaired.

F- 23

Note 8. Inventories

Inventories consisted of the following:

December 31,	2025	2024
Direct materials	$127	$85
Repair and distribution parts	91	94
Work-in-progress	48	62
Equipment	14	17
Total inventories	$280	$258

December 31,	2025	2024
WIP related to EI assets - finance leases receivable	$-	$35

The amount of inventory and overhead costs recognized as expense and included in COGS during the year ended December 31, 2025, was $1,878 million (December 31, 2024 – $1,910 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, overhead, depreciation and impairment of EI assets - operating leases. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the consolidated statements of earnings and included in COGS for the year ended December 31, 2025, was $1 million (December 31, 2024 – $3 million).

The costs related to the construction of EI assets determined to be finance leases are accounted for as work-in-progress related to EI assets - finance leases receivable. Once a project is completed and enters service it is reclassified to COGS.

F-24 Annual Report 2025

Note 9. Property, Plant and Equipment

Changes in the carrying amount of PP&E were as follows:

		Building	Equipment	Assets under	Total
Estimated useful life	Land	5 to 20 years	2 to 20 years	construction	PP&E

Cost
January 1, 2025	$17	$102	$63	$5	$187
Additions	-	1	1	17	19
Reclassification	1	8	9	(19)	(1)
Disposals	-	-	(5)	-	(5)
Currency translation effects	-	-	1	-	1

December 31, 2025	$18	$111	$69	$3	$201

Accumulated depreciation
January 1, 2025	$-	$(46)	$(45)	$-	$(91)
Depreciation charge	-	(6)	(7)	-	(13)
Disposals	-	-	5	-	5
Currency translation effects	-	-	-	-	-

December 31, 2025	$-	$(52)	$(47)	$-	$(99)

Net book value – December 31, 2025	$18	$59	$22	$3	$102

		Building	Equipment	Assets under	Total
Estimated useful life	Land	5 to 20 years	2 to 20 years	construction	PP&E

Cost

January 1, 2024	$17	$104	$62	$7	$190
Additions	-	-	2	14	16
Reclassification	-	5	9	(15)	(1)
Disposals	-	(5)	(7)	-	(12)
Currency translation effects	-	(2)	(3)	(1)	(6)

December 31, 2024	$17	$102	$63	$5	$187

Accumulated depreciation
January 1, 2024	$-	$(42)	$(44)	$-	$(86)
Depreciation charge	-	(10)	(10)	-	(20)
Disposals	-	5	7	-	12
Currency translation effects	-	1	2	-	3

December 31, 2024	$-	$(46)	$(45)	$-	$(91)

Net book value – December 31, 2024	$17	$56	$18	$5	$96

Depreciation of PP&E included in net earnings for the year ended December 31, 2025, was $13 million (December 31, 2024 – $20 million), of which $10 million was included in COGS (December 31, 2024 – $10 million) and $3 million was included in SG&A (December 31, 2024 – $10 million) .

F- 25

Note 10. Lease Right-of-Use Assets

Changes in the carrying amount of lease ROU assets were as follows:

	Land and buildings	Equipment	Total lease ROU assets

Cost
January 1, 2025	$60	$42	$102
Additions	9	15	24
Disposals	(6)	(6)	(12)
Lease measurement adjustment	(1)	1	-
Currency translation effects	1	1	2

December 31, 2025	$63	$53	$116

Accumulated depreciation
January 1, 2025	$(29)	$(15)	$(44)
Depreciation charge	(9)	(12)	(21)
Disposals	5	6	11
Currency translation effects	(1)	-	(1)

December 31, 2025	$(34)	$(21)	$(55)

Net book value – December 31, 2025	$29	$32	$61

	Land and buildings	Equipment	Total lease ROU assets

Cost
January 1, 2024	$64	$30	$94
Additions	5	18	23
Disposals	(7)	(3)	(10)
Currency translation effects	(2)	(3)	(5)

December 31, 2024	$60	$42	$102

Accumulated depreciation
January 1, 2024	$(22)	$(10)	$(32)
Depreciation charge	(11)	(8)	(19)
Disposals	2	3	5
Currency translation effects	2	-	2

December 31, 2024	$(29)	$(15)	$(44)

Net book value – December 31, 2024	$31	$27	$58

Depreciation of lease ROU assets included in net earnings for the year ended December 31, 2025, was $21 million (December 31, 2024 – $19 million), of which $18 million was included in COGS (December 31, 2024 – $16 million) and $3 million was included in SG&A (December 31, 2024 – $3 million).

The Company completed sale and leaseback transactions during the year ended December 31, 2025, the transactions resulted in a gain of $1 million (December 31, 2024 - $1 million).

During the year ended December 31, 2025, the Company earned revenue of $12 million (December 31, 2024 -$7 million) from sublease of right-of-use assets. Sublease income is recognized on a straight‑line basis over the sublease term and is presented within EI revenue.

F-26 Annual Report 2025

Note 11. Intangible Assets

Changes in the carrying amount of intangible assets were as follows:

	Customer relationships and other	Software	Total intangible assets

Cost
January 1, 2025	$110	$44	$154
Reclassification	-	1	1
Disposal	-	(2)	(2)
Currency translation effects	1	2	3

December 31, 2025	$111	$45	$156

Accumulated amortization
January 1, 2025	$(80)	$(37)	$(117)
Amortization charge	(7)	(2)	(9)
Disposal	-	2	2
Currency translation effects	(1)	(2)	(3)

December 31, 2025	$(88)	$(39)	$(127)

Net book value – December 31, 2025	$23	$6	$29

	Customer relationships and other	Software	Total intangible assets

Cost
January 1, 2024	$112	$57	$169
Additions	-	2	2
Reclassification	-	1	1
Disposal	-	(13)	(13)
Currency translation effects	(2)	(3)	(5)

December 31, 2024	$110	$44	$154

Accumulated amortization
January 1, 2024	$(68)	$(46)	$(114)
Amortization charge	(14)	(7)	(21)
Disposal	-	13	13
Currency translation effects	2	3	5

December 31, 2024	$(80)	$(37)	$(117)

Net book value – December 31, 2024	$30	$7	$37

F- 27

Note 12. Goodwill and Impairment Review of Goodwill

Changes in goodwill were as follows:

December 31,	2025	2024

Opening balance	$422	$433

Currency translation effects	8	(11)

Closing balance	$430	$422

Goodwill acquired through historical business combinations has been allocated to groups of CGUs, which are the Company’s operating segments that represent the lowest level at which goodwill is monitored for internal management purposes. The Company’s operating segments are Canada, the USA, LATAM, and EH. At December 31, 2025, the Company performed its annual goodwill assessment by comparing the carrying value and recoverable amounts for Canada, the USA, and EH operating segments in accordance with IAS 36.10(b). There is no goodwill remaining in the LATAM operating segment.

In assessing whether goodwill has been impaired, the carrying amount of each operating segment (including goodwill) is compared with its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use (“VIU”). The recoverable amounts for the operating segments have been determined based on VIU calculations, using discounted cash flow projections as at December 31, 2025. Management has adopted a five-year projection period to assess each operating segment’s VIU. A two percent terminal value was used in the perpetual growth methodology based on the fifth year. This five-year projection includes Management’s expectations of cash flows for 2026 to 2030.

Key Assumptions Used in Value-In-Use Calculations:

The Company completed its annual assessment for goodwill impairment and determined that the recoverable amount for Canada, the USA, and EH operating segments exceeded the carrying value using discount rates which ranged from 9.8% to 13.0% (December 31, 2024 – 10.1% to 13.6%) post-tax discount rate.

The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in cash flow projections, revenue growth rate, operating margins, terminal growth and discount rates. These key assumptions were tested for sensitivity by applying a reasonable possible change to those assumptions. Assumptions include future EBIT changing by 10 percent or the discount rate was changed by one percent. All operating segments have sufficient room as their recoverable amounts are higher than their carrying values, and therefore, the sensitivities will not indicate an impairment.

Management will continue to assess the long-term projected cash flows, as certain factors may cause a material variance from previously used cash flow projections. Management notes that there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.

F-28 Annual Report 2025

Note 13. Other Assets

Other assets consisted of the following:

December 31,	2025	2024
Project asset (a)	$161	$161
Investment in associates and joint ventures (b)	25	26
Redemption options (c)	-	17
Prepaid deposits	6	5
Total other assets	$192	$209

(a) Project asset of $161 million relates to an international ES project in EH that is currently involved in arbitration proceedings. See the “Legal Proceedings” section of Note 32 for further details.

(b) During the year ended December 31, 2025, the Company recognized $1 million in equity earnings from associates and joint ventures (December 31, 2024 - less than $1 million). During the year ended December 31, 2025, the Company recognized a $4 million impairment of its investment in associates and joint ventures (December 31, 2024 - nil)

(c) The Company’s 9.0% Senior Secured Notes (the “2027 Notes”) included optional redemption features that permitted the Company to redeem all or a portion of the 2027 Notes at specified prices, subject to certain dates outlined in the 2027 Notes agreement. These redemption features constituted an embedded derivative asset, which was required to be bifurcated from the host debt instrument and measured at fair value through profit or loss. The redemption options were re-measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of earnings. During the year ended December 31, 2025, the Company completed the early redemption of the remaining 2027 Notes and derecognized the related redemption option asset.

Note 14. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

December 31,	2025	2024

Trade payables and accrued liabilities	$384	$395

Accrued dividend payable	-	3

Cash-settled share-based payments	12	15

Total accounts payable and accrued liabilities	$396	$413

Note 15. Provisions

Provisions consisted of the following:

December 31,	2025	2024
Warranties	$18	$16
Other provisions	7	6
Total provisions	$25	$22

Changes in provisions were as follows:

December 31, 2025	Warranties	Other provisions	Total
Opening balance	$16	$6	$22
Additions during the year	14	1	15
Amounts settled and/or released in the year	(12)	-	(12)
Closing balance	$18	$7	$25

F- 29

December 31, 2024	Warranties	Other provisions	Total
Opening balance	$11	$9	$20
Additions during the year	13	19	32
Amounts settled and/or released in the year	(8)	(3)	(11)
Reversal	-	(19)	(19)
Closing balance	$16	$6	$22

Note 16. Deferred Revenue

Changes in deferred revenue were as follows:

December 31,	2025	2024

Opening balance	$386	$319

Cash received in advance of revenue recognition	704	1,067

Revenue subsequently recognized	(725)	(996)

Currency translation effects	3	(4)

Closing balance	$368	$386

Current deferred revenue	$355	$375

Non-current deferred revenue	13	11

Deferred revenue	$368	$386

F-30 Annual Report 2025

Note 17. Long-Term Debt

Long-term debt comprised of USD denominated Senior Unsecured Notes (the "2031 Notes") and the three-year secured revolving credit facility (“RCF”) with both USD and CAD components.

Composition of the borrowings were as follows:

	Maturity Date	December 31, 2025	December 31, 2024
6.875% Senior Unsecured Notes ("2031 Notes")	January 15, 2031	$400	$-
9.0% Senior Secured Notes ("2027 Notes")	October 15, 2027	-	563
Drawings on the RCF	July 11, 2028	193	191
		593	754
Deferred transaction costs and Notes discount		(11)	(46)
Long-term debt		$582	$708

Non-current portion of long-term debt		$582	$708
Long-term debt		$582	$708

In December 2025, the Company completed the early redemption of the remaining 9.0% Senior Secured Notes (the "2027 Notes") with an aggregate principal amount of $563 million. The early repayment was funded through additional borrowings under the RCF and issuance of the 2031 Notes with aggregate principal amount of $400 million bearing interest at 6.875% with maturity date of January 15, 2031. The 2031 Notes were issued at par and guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries.

The early repayment of the 2027 Notes resulted in the derecognition of the previous debt instrument, and recognition of the new 2031 Notes at fair value on the transaction date. The Company incurred debt extinguishment costs associated with the early redemption, including premium on early redemption, derecognition of unamortized transaction costs and notes discount, and the embedded derivative asset related to the redemption options of the 2027 Notes. These costs have been recognized in the consolidated statement of earnings for the year ended December 31, 2025.

The RCF has a maturity date of July 11, 2028 (the "Maturity Date"). The Company's limit under the RCF is $800 million, which may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders.

As part of the RCF, the Company may request issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit, or similar credits to finance the day-to-day operations of the Company. As at December 31, 2025, the Company utilized $77 million of this $150 million limit. The Company has an additional $70 million unsecured credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at December 31, 2025, the Company had utilized $26 million of the $70 million available limit.

The weighted average interest rate on the RCF for the year ended December 31, 2025, was 5.6% (December 31, 2024 – 7.4%).

At December 31, 2025, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $193 million, and $400 million thereafter.

Redemption Options

The Company's 2031 Notes contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the Notes agreement at a premium, following certain dates specified in the 2031 Notes agreement. These redemption features constituted an embedded derivative asset that is required to be separated from the Notes and measured at fair value.

The embedded derivative components of the 2031 Notes are measured at fair value at each reporting date with gains or losses in fair value recognized through profit or loss. Management has assessed the fair value of the redemption options at December 31, 2025 and determined it is not material to the consolidated financial statements. Therefore, no amount has been recognized in the consolidated statement of financial position for the year ended December 31, 2025.

F- 31

Note 18. Lease Liabilities

December 31,	2025	2024

Opening balance	$69	$76
Additions	25	24
Lease interest	4	4
Payments made against lease liabilities (principal and interest)	(27)	(24)
Disposals	-	(7)
Lease remeasurement adjustment	-	(1)
Currency translation effects	1	(3)
Closing balance	$72	$69

Current portion of lease liabilities	$22	$22
Non-current portion of lease liabilities	50	47
Lease liabilities	$72	$69

The total cash outflow related to leases were as follows:

Years ended December 31,	2025	2024

Payments made against lease liabilities (principal and interest)	$27	$24
Short-term and low value leases	1	1
Variable lease payments in:
COGS	2	1
SG&A	1	1
Total cash outflow for leases	$31	$27

Future minimum lease payments under non-cancellable leases were as follows:

December 31, 2025

2026	$26
2027	22
2028	13
2029	8
2030	5
Thereafter	7
$81
Less:
Imputed interest	9
Short-term leases	-
Low-value leases	-
Lease liabilities	$72

F-32 Annual Report 2025

Note 19. Income Taxes

(a)
Income Tax Recognized in Net Earnings

The components of income taxes were as follows:

Years ended December 31,	2025	2024

Current income taxes	$92	$72

Deferred income taxes	7	(23)

Income taxes	$99	$49
(b)
Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

Years ended December 31,	2025	2024

Earnings before income taxes	$163	$81
Canadian statutory rate	23.3%	23.4%
Expected income tax provision	$38	$19
Add (deduct):
Earnings taxed in foreign jurisdictions	3	6
Change in unrecognized deferred tax asset	29	15
Amounts not deductible (taxable) for tax purposes	3	7
Impact of OECD Pillar Two current taxes	-	3
Withholding tax on dividends received from foreign subsidiaries	26	-
Other	-	(1)
Total Income taxes	$99	$49

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2024 – 15.0 percent) and provincial income tax rate of 8.3 percent (2024 – 8.4 percent).

The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the USD. Since the Company holds significant EI assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the USD and as a result, the related local currency tax bases are revalued periodically to reflect the closing USD rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the USD, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

The Company did not recognize income tax in other comprehensive income (loss) for the years ended December 31, 2025 and 2024.

(c)
Net Deferred Tax Assets (Liabilities)

Deferred tax assets and liabilities arise from the following:

	Accounting provisions and accruals	Tax losses	Long-term assets	Exchange rate effects on tax bases	Total[1]

January 1, 2025	$15	$30	$(56)	$(13)	$(24)
Charged to net earnings	4	(9)	(16)	14	(7)
Exchange differences	(1)	2	3	(3)	1

December 31, 2025	$18	$23	$(69)	$(2)	$(30)

1 Net deferred tax liabilities at December 31, 2025 of $30 million consisted of liabilities of $51 million net of assets of $21 million.

F- 33

	Accounting provisions and accruals	Tax losses	Long-term assets	Exchange rate effects on tax bases	Total[1]

January 1, 2024	$27	$27	$(69)	$(29)	$(44)
Charged to net earnings	(14)	3	15	19	23
Exchange differences	2	-	(2)	(3)	(3)

December 31, 2024	$15	$30	$(56)	$(13)	$(24)

1 Net deferred tax liabilities at December 31, 2024 of $24 million consisted of liabilities of $48 million net of assets of $24 million.

(d)
Unrecognized Deferred Tax Assets

As at December 31, 2025, the Company did not recognize deductible temporary differences of $989 million (December 31, 2024 – $955 million) and unused Canadian tax credits of $1 million (December 31, 2024 – $1 million) for which it is unlikely that sufficient future taxable income will be available to offset against. An additional $58 million (December 31, 2024 – $62 million) of US tax credits were acquired, but utilization is restricted and therefore, the benefit is not recognized.

The deductible temporary differences consisted of:

Years ended December 31,	2025	2024

Canadian:

Tax losses	$234	$229

Restricted interest	160	39

Long-term assets	(2)	(2)

Accounting provisions and other accruals	51	35

Foreign:

Tax losses	537	646

Restricted interest	13	13

Long-term assets	(4)	(5)

Total unrecognized deferred tax assets	$989	$955

The Company’s unused tax losses and tax credits are subject to expiration in the years 2026 through 2045 with some having an indefinite life.

F-34 Annual Report 2025

Note 20. Share Capital Authorized

The Company is authorized to issue an unlimited number of common shares without par value. Share capital comprises only one class of ordinary shares. The ordinary shares carry a voting right and a right to a dividend.

Issued and Outstanding

	2025		2024

December 31,	Number of common shares	Common share capital	Number of common shares	Common share capital

Opening balance	124,143,179	$505	123,956,865	$504

Exercise of stock options	437,600	3	186,314	1

Shares repurchased - NCIB	(2,779,000)	(10)	-	-

Closing balance	121,801,779	$498	124,143,179	$505

Enerflex announced on March 28, 2025, that the Toronto Stock Exchange ("TSX") approved the Company's application to implement a Normal Course Issuer Bid ("NCIB") for a portion of its common shares. Under the NCIB, the Company is authorized to acquire up to a maximum of 6,159,695 common shares or approximately 5% of its public float as at the application date, for cancelation.

The NCIB commenced on April 1, 2025, and will terminate no later than March 31, 2026. Purchases under the NCIB will be made in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition.

Enerflex entered into an automatic share purchase plan ("ASPP") with its designated broker that allows for the purchase of common shares during quarterly predetermined blackout periods and other periods when Enerflex may be in possession of material undisclosed information and would not ordinarily be permitted to purchase common shares. Purchases under the ASPP are determined by the designated broker in its sole discretion based on purchasing parameters set by Enerflex when Enerflex is not in blackout and in accordance with the rules of the Toronto Stock Exchange (“TSX”), applicable securities laws and the terms of the ASPP. Outside of the periods noted above, purchases under the NCIB will be completed at Enerflex's discretion and pursuant to the terms of the ASPP. All common shares purchased under the NCIB will be cancelled.

During the twelve months ended December 31, 2025, the Company repurchased and cancelled 2,779,000 common shares. The shares were purchased at a volume weighted average price of CAD 11.08 per common share for a total of $23 million. Contributed surplus was reduced by $13 million, which represents the excess of the purchase price of the common shares over their carrying value.

Note 21. Contributed Surplus

Contributed surplus comprised of accumulated stock options less the fair value of the exercised options at the grant date, reclassified to share capital, and repurchase of shares through the NCIB.

Changes in contributed surplus were as follows:

December 31,	2025	2024

Opening balance	$678	$678

Exercise of stock options	(1)	-

Shares repurchased - NCIB	(13)	-

Closing balance	$664	$678

F- 35

Note 22. Revenue

Revenue by product line was as follows:

Years ended December 31,	2025	2024
EI	$621	$668
AMS	494	508
ES	1,456	1,238
Total revenue	$2,571	$2,414

Revenue by geographic location, which is based on destination of sale, was as follows:

Years ended December 31,	2025	2024
United States	$1,157	$1,076
Canada	334	243
Oman	259	221
Argentina	202	175
Nigeria	104	148
Australia	82	70
Mexico	65	71
Bahrain	60	46
Brazil	59	61
Iraq	56	22
Others	193	281
Total revenue	$2,571	$2,414

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at December 31, 2025:

	Less than one year	One to two years	Greater than two years	Total
EI	$408	$317	$596	$1,321
AMS	96	32	61	189
ES	1,046	60	4	1,110
Total	$1,550	$409	$661	$2,620

Note 23. Selling, General & Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

Years ended December 31,	2025	2024
Core SG&A1	$220	$249
Share-based compensation	26	29
Depreciation and amortization	24	47
Bad debt expense	2	2
Total SG&A	$272	$327

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

F-36 Annual Report 2025

Note 24. Segmented Information

The Company has identified three reporting segments for external reporting:

•
NAM consists of operations in Canada and the USA.
•
LATAM consists of operations in core countries of Argentina, Brazil, and Mexico, and also includes operations within the Andean regions of Bolivia, Colombia, and Peru.
•
EH consists of operations in the Middle East, Africa, Europe, Asia Pacific ("APAC").

Each segment generates revenue from the EI, AMS and ES product lines.

The accounting policies of these reportable operating segments are the same as those described in Note 3 "Summary of Material Accounting Policies".

For internal management reporting, the Company’s Chief Operating Decision Maker (“CODM”) has identified four operating segments which include: Canada, USA, LATAM, and EH. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and the USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis. For the twelve months ended December 31, 2025, the Company had no individual customer which accounted for more that 10 percent of its revenue (December 31, 2024 – none)

The following table provides operating results for the Company’s reportable segments.

(a) Revenue and Operating Income

	NAM		LATAM		EH		Total
Years ended December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Segment revenue	$1,719	$1,626	$376	$407	$513	$447	$2,608	$2,480
Intersegment revenue	(33)	(62)	-	-	(4)	(4)	(37)	(66)
Revenue	1,686	1,564	376	407	509	443	2,571	2,414
EI	156	146	279	257	186	265	621	668
AMS	261	279	77	70	156	159	494	508
ES	1,269	1,139	20	80	167	19	1,456	1,238
Revenue	1,686	1,564	376	407	509	443	2,571	2,414
EI	82	76	193	182	112	199	387	457
AMS	218	231	56	51	120	125	394	407
ES	1,044	915	18	65	146	66	1,208	1,046
COGS[1]	1,344	1,222	267	298	378	390	1,989	1,910
EI	74	70	86	75	74	66	234	211
AMS	43	48	21	19	36	34	100	101
ES	225	224	2	15	21	(47)	248	192
Gross Margin	342	342	109	109	131	53	582	504
SG&A1	149	177	45	64	78	86	272	327
FX (gain) loss	1	(1)	2	5	1	-	4	4
Operating income (loss)	$192	$166	$62	$40	$52	$(33)	$306	$173

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the year-ended December 31, 2025 the amount of depreciation and amortization in NAM was $64 million (December 31, 2024 – $74 million); LATAM was $42 million (December 31, 2024 – $53 million); and EH was $55 million (December 31, 2024 – $58 million).

F- 37

(b) Non-current Assets

	NAM		LATAM		EH		Total
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
PPE	$90	$82	$9	$10	$3	$4	$102	$96
EI assets - operating leases	310	286	166	185	210	242	686	713
EI assets - finance leases receivable	-	-	-	-	180	189	180	189
Lease ROU assets	53	49	3	3	5	6	61	58
Goodwill[1]	166	164	-	-	264	258	430	422
Other non-current assets[2]	30	49	21	23	192	200	243	272
Total non-current assets	$649	$630	$199	$221	$854	$899	$1,702	$1,750

1Carrying value of goodwill attributable to Canada at December 31, 2025 was $30 million (December 31, 2024 - $28 million) and USA at December 31, 2025 was $136 million (December 31, 2024 - $136 million).

2Other non-current assets consisted of unbilled revenue, deferred taxes, intangible assets and other assets.

Note 25. Share-Based Compensation

(a)
Share-Based Compensation Expense

The share-based compensation expense included in the determination of net earnings consisted of:

Years ended December 31,	2025	2024

Deferred share units	$6	$11

Performance share units	7	7

Restricted share units	13	10

Cash performance target	-	1

Share-based compensation expense	$26	$29

(b)
Deferred Share Units

The Company offers a DSU plan for executives and non-employee directors, whereby they may elect on an annual basis to receive all or a portion of their annual bonus, or retainer and fees, respectively, in DSUs. In addition, the Board may grant discretionary DSUs to executives when determined by the Board to be aligned with the long-term interests of the Company and shareholder value creation. A specified component of non-employee directors’ compensation must be received in DSUs. A DSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the implied market value calculated as the number of DSUs multiplied by the weighted average price per share on the TSX for the five trading days immediately preceding the grant.

Additional Enerflex DSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

DSUs may be granted to eligible participants on an annual basis and will vest upon being credited to the executive or non-employee director’s account. Participants are not able to cash in their DSUs until they are no longer employed by or cease to be directors of Enerflex. The Company satisfies its payment obligation through cash payments to the participant.

DSUs represent an indexed liability of the Company relative to the Company’s share price. For the year ended December 31, 2025, the value of directors’ compensation and executive bonuses elected to be received in DSUs totaled $1 million (December 31, 2024 – $2 million). The Company paid $4 million for the year ended December 31, 2025, representing units vested in the year (December 31, 2024 – $3 million).

F-38 Annual Report 2025

		TSX CAD		NYSE USD
DSUs outstanding	Number of DSUs	Weighted average grant date fair value per unit	Number of DSUs	Weighted average grant date fair value per unit

January 1, 2025	1,444,957	$10.20	12,833	$6.24

Granted	144,886	13.64	11,077	7.38

In lieu of dividends	17,848	12.97	327	9.17

Vested	(533,031)	11.07	-	-

Forfeited	(573)	12.33	-	-

December 31, 2025	1,074,087	$10.28	24,237	$6.80

The carrying amount of the liability relating to DSUs as at December 31, 2025, included in current liabilities was nil (December 31, 2024 – $4 million) and in other long-term liabilities was $17 million (December 31, 2024 – $10 million).

(c)
Phantom Share Entitlement Plan

The Company utilizes a PSE plan for key employees of affiliates located in Australia and the UAE, for whom the Company’s Stock Option Plan would have negative personal taxation consequences.

The exercise price of each PSE equals the average of the market price of the Company’s shares on the TSX for the five days preceding the date of the grant. The PSEs vest at a rate of one-fifth on each of the first five anniversaries of the date of the grant and expire on the seventh anniversary. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

There were no PSEs granted to employees during the years ended December 31, 2025 and 2024.

PSEs outstanding	Number of PSEs	TSX CAD Weighted average grant date fair value per unit

January 1, 2025	102,791	$13.42

Expired	(34,966)	16.12

December 31, 2025	67,825	$12.04

The carrying amount of the liability relating to the PSEs as at December 31, 2025, included in current liabilities was $1 million (December 31, 2024 – less than $1 million) and in other long-term liabilities was nil (December 31, 2024 – less than $1 million).

(d)
Performance Share Units

The Company offers a PSU plan for executive officers of the Company. A PSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested PSUs multiplied by the weighted average price per share on the TSX and New York Stock Exchange (“NYSE”) during the last five trading days immediately preceding the grant. Vesting is based on the achievement of performance measures and objectives specified by the Board of Directors. The Board of Directors assess performance to determine the vesting percentage, which can range from zero percent to 200 percent. Within 14 days after the determination of the vesting percentage, the holder will be paid for the vested PSUs either in cash or in shares of the Company acquired on the open market on behalf of the holder, at the discretion of the Company.

Additional Enerflex PSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

F- 39

The Company paid $8 million for the year ended December 31, 2025, representing units vested in the year (December 31, 2024 – $2 million).

		TSX CAD		NYSE USD
PSUs outstanding	Number of PSUs	Weighted average grant date fair value per unit	Number of PSUs	Weighted average grant date fair value per unit

January 1, 2025	1,162,536	$9.58	351,626	$6.18

Granted	148,813	12.85	333,796	10.41

In lieu of dividends	10,861	12.61	6,325	9.79

Vested	(841,470)	11.24	-	-

Forfeited	(86,478)	7.97	-	-

December 31, 2025	394,262	$7.71	691,747	$8.25

The carrying amount of the liability relating to PSUs as at December 31, 2025, included in current liabilities was $3 million (December 31, 2024 – $4 million) and in other long-term liabilities was $4 million (December 31, 2024 – $3 million).

(e)
Restricted Share Units

The Company offers a RSU plan to executive officers and other key employees of the Company or its related entities. RSUs may be granted at the discretion of the Board when determined by the Board to be aligned with the long-term interests of the Company and shareholder value creation. An RSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested RSUs multiplied by the weighted average price per share on the TSX and NYSE during the last five trading days immediately preceding the vesting date. Unless otherwise determined by the Board, RSUs vest at a rate of one-third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested RSUs. Executive officers receive payment in the form of Company shares acquired on the open market, and other key employees receive either cash or Company shares, at the discretion of the Company.

Additional Enerflex RSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

In 2025, the Board granted 908,810 RSUs to executive officers and other key employees of the Company (2024 – 1,647,707).

The Company paid $11 million for units vested during the year ended December 31, 2025 (December 31, 2024 – $7 million).

		TSX CAD		NYSE USD
RSUs outstanding	Number of RSUs	Weighted average grant date fair value per unit	Number of RSUs	Weighted average grant date fair value per unit

January 1, 2025	1,752,592	$6.78	1,030,387	$6.12

Granted	469,079	12.88	439,731	9.46

In lieu of dividends	20,283	12.81	15,037	9.24

Vested	(776,799)	12.34	(388,910)	9.42

Forfeited	(384,027)	7.98	(100,087)	6.12

December 31, 2025	1,081,128	$5.12	996,158	$6.36

The carrying amount of the liability included in current liabilities relating to RSUs at December 31, 2025, was $8 million (December 31, 2024 – $6 million) and in other long-term liabilities was nil (December 31, 2024 – nil).

F-40 Annual Report 2025

(f)
Equity-Settled Share-Based Payments

	2025		2024
Years ended December 31,	Number of options	TSX CAD Weighted average exercise price	Number of options	TSX CAD Weighted average exercise price

Options outstanding, beginning of period	1,526,323	$10.67	2,297,975	$11.12

Exercised[1]	(437,600)	7.09	(186,314)	5.95

Forfeited	(171,252)	6.91	(118,935)	8.45
		.
Expired	(492,973)	15.13	(466,403)	15.33

Options outstanding, end of period	424,498	$10.71	1,526,323	$10.67

Options exercisable, end of period	386,324	$10.99	1,237,006	$11.54

1 The weighted average share price of options at the date of exercise for the year ended December 31, 2025 was CAD 10.83 (December 31, 2024 - CAD - $10.42).

The Company did not grant stock options for the year ended December 31, 2025 and 2024.

The following table summarizes options outstanding and exercisable at December 31, 2025:

	Options Outstanding			Options Exercisable

Range of exercise prices[1]	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price

$5.51 – $10.13	168,447	2.14	$6.71	130,273	1.99	$6.38

$10.14 – $13.07	77,586	0.62	12.40	77,586	0.62	12.40

$13.08 – $13.74	178,465	0.62	13.74	178,465	0.62	13.74

Total	424,498	1.22	$10.71	386,324	1.08	$10.99

1 The range of exercise prices equal the weighted average market price of the Company’s shares on the five days preceding the effective date of the grant based on prices from the Toronto Stock Exchange ("TSX").

(g)
Cash Performance Target Plan

The Company offers a CPT plan to certain non-executive, US-based employees of the Company or its related entities. The plan is denominated in USD and may be granted at the discretion of the Board. Although the liability associated with the CPT plan follows Enerflex’s share performance, no actual shares or securities are issued under the plan. The cash payment fluctuates based on the percentage of appreciation or depreciation in the share price over the life of the award, which is calculated using the last five days immediately preceding the vesting date. The cash grants are held for three years, and vest at a rate of one-third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested cash grants, at the discretion of the Company.

During 2025, the Board of Directors did not grant CPT (2024 – nil). The Company paid $1 million for the year ended December 31, 2025, representing units vested in the year (December 31, 2024 – $1 million).

The carrying amount of the liability included in current liabilities relating to CPT plan at December 31, 2025, was nil (December 31, 2024 – $1 million) and in other long-term liabilities was nil (December 31, 2024 – nil).

(h)
Employee Share Purchase Plan

The Company offers an employee share purchase plan whereby employees who meet the eligibility criteria can purchase shares by way of payroll deductions. There is a Company match of up to $1,000 per employee per annum based on contributions by the Company of $1 for every $3 contributed by the employee. Company contributions vest to the employee immediately. Company contributions are charged to SG&A when paid. This plan is administered by a third party.

F- 41

Note 26. Retirement Benefits Plan

The Company sponsors arrangements for substantially all of its employees through defined contribution plans in Canada, UK, Asia, and Australia, and a 401(k) matched savings plan in the USA. In the case of the defined contribution plans, regular contributions are made to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. Both in the case of the defined contribution plans and the 401(k) matched savings plan, the pension expenses recorded in earnings are the amounts of actual contributions the Company is required to make in accordance with the terms of the plans.

Years ended December 31,	2025	2024

Defined contribution plans	$5	$4

401(k) matched savings plan	7	6

Total pension expense	$12	$10

Note 27. Finance Costs and Income

Years ended December 31,	2025	2024
Interest on debt	$63	$86
Debt extinguishment costs of the 2027 Notes[1]	42	-
Accretion of Notes discount	7	12
Lease interest expense	4	4
Other interest expense	8	1
Total finance costs	$124	$103

Finance Income
Interest income	4	5
Net finance costs	$120	$98

1 Debt extinguishment costs of the 2027 Notes for the year ended December 31, 2025, includes $29 million for derecognition of the remaining 2027 Notes discount and deferred transaction costs, and $13 million premium on early redemption of the 2027 Notes.

Note 28. Earnings Per Share

Year ended December 31, 2025	Net earnings	Weighted average shares outstanding	Per share

Basic	$64	122,866,038	$0.52

Dilutive effect of stock option conversion	-	190,185	-

Diluted	$64	123,056,223	$0.52

Year ended December 31, 2024	Net Earnings	Weighted average shares outstanding	Per share

Basic	$32	124,023,920	$0.26

Dilutive effect of stock option conversion	-	140,351	-

Diluted	$32	124,164,271	$0.26

F-42 Annual Report 2025

Note 29. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, project asset, derivatives, redemption options, accounts payable and accrued liabilities, and long-term debt.

(a) Fair Value Hierarchy and Valuation of Financial Instruments

The following table presents information about the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as at December 31, 2025, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value. During the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Fair values are determined using quoted market prices that are observable for the asset or liability, either directly or indirectly. Fair values determined using inputs including forward market rates and credit spreads that are readily observable and reliable, or for which unobservable inputs are determined not to be significant to the fair value, are categorized as Level 2. If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s-length market transactions, and comparisons to the current fair value of similar instruments. Where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used.

		Fair Value as at December 31, 2025

	Carrying value	Level 1	Level 2	Level 3

Financial Assets
Derivative financial instrument	$1	$-	$1	$-

Financial Liabilities
Derivative financial instrument	1	-	1	-
Long-term debt – 2031 Notes	392	-	414	-
Long-term debt – RCF	190	-	193	-

		Fair Value as at December 31, 2024

	Carrying value	Level 1	Level 2	Level 3

Financial Assets
Redemption options	$17	$-	$17	$-

Financial Liabilities
Long-term debt – 2027 Notes	531	-	613	-
Long-term debt – RCF	177	-	191	-

Cash and cash equivalents, accounts receivable, unbilled revenue, project asset and accounts payable and accrued liabilities are reported at amounts approximating their fair values on the consolidated statement of financial position.

The fair value of derivative financial instruments is measured using the discounted value of the difference between the contract’s value at maturity based on the contracted foreign exchange rate and the contract’s value at maturity based on prevailing exchange rates. The Company’s credit risk is also taken into consideration in determining fair value.

The Company’s embedded derivative asset related to its redemption options of its 2027 Notes was measured at fair value determined using a valuation model based on inputs from observable market data, including independent price publications and third-party pricing services. Changes in fair value are recorded as gains or losses on the consolidated statements of earnings.

F- 43

Long-term debt associated with the Company’s Notes are recorded at amortized cost using the effective interest rate method. Transaction costs associated with the debt were deducted from the debt and are being recognized using the effective interest rate method over the life of the related debt. The fair value of the 2031 Notes were determined on a discounted cash flow basis using a weighted average discount rate of 6.2%.

(b) Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at December 31, 2025:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$62	January 2026 - September 2027
Sales contracts	USD	$(67)	January 2026 - January 2027

Management estimates that a loss of less than $1 million would be realized if the contracts were terminated on December 31, 2025. Certain of these forward contracts are designated as cash flow hedges and accordingly, a loss of $1 million has been included in other comprehensive income (loss) for the year ended December 31, 2025 (December 31, 2024 – loss of less than $1 million). These losses are not expected to affect net earnings as the losses will be reclassified to net earnings and will offset gains recorded on the underlying hedged items, namely foreign currency denominated accounts payable and accounts receivable. The amount removed from other comprehensive income during the year and included in the carrying amount of the hedged items for the year ended December 31, 2025, was a loss of less than $1 million (December 31, 2024 – loss of $1 million).

All hedging relationships are formally documented, including the risk management objective and strategy. On an on-going basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

As at December 31, 2025, management has determined that the Company's hedging relationships remain effective.

(c) Risks Arising from Financial Instruments and Risk Management

In the normal course of business, the Company is exposed to financial risks that may potentially impact its operating results in any or all of its business segments. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates. The Company does not enter into derivative financial agreements for speculative purposes.

Foreign Currency Exposure

In the normal course of operations, the Company is exposed to movements in the CAD, USD, the Australian dollar, the Brazilian real, and the Argentine peso (“ARS”).

The types of foreign exchange risk and the Company’s related risk management strategies are as follows:

Transaction Exposure

The functional currency of Enerflex Ltd. on a stand-alone basis (the "Parent Company") and Canadian operations is CAD. The operations are primarily exposed to changes in the exchange rates on financial instruments denominated in USD.

The Parent Company has intercompany loans, receivables and payables denominated in the USD. The Canadian operations of the Company source the majority of its products and major components from the USA. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the CAD. The Company also sells compression and processing packages in foreign currencies, primarily the USD. Most of Enerflex’s international orders are manufactured in the USA if the contract is denominated in USD, which minimizes the Company’s foreign currency exposure on

F-44 Annual Report 2025

these contracts. The Company identifies and hedges all significant transactional currency risks and has implemented a hedging policy, applicable primarily to the Canadian domiciled business units, with the objective of securing the margins earned on awarded contracts denominated in currencies other than the CAD. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. If the CAD weakens by five percent, the Company could experience foreign exchange gains recorded in the consolidated statements of earnings of less than $1 million on its USD denominated financial instruments.

Translation Exposure

The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The currencies with the most significant impact are the CAD, USD, and the Argentine peso (“ARS”).

The functional currency of the Parent Company is CAD while the functional currency of the majority of the Company's subsidiaries is USD. The Parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in the USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings in the Parent Company as a hedging instrument. During the year ended December 31, 2025, the Company recognized foreign exchange gains of $28 million on translation of the designated USD borrowings in the Parent Company, in other comprehensive income (loss). As at December 31, 2025, $66 million of USD borrowings in the Parent Company was designated as a hedging instrument. Management has determined that the Company's hedging relationships remain effective.

If the CAD were to weaken by 5%, the Company could experience additional foreign exchange losses on its USD borrowings in the Parent Company of approximately $3 million, which would be recorded in the consolidated statement of comprehensive income.

The functional currency of the Argentinian operation is the USD. The operation has cash and cash equivalents, and certain financial instruments denominated in its local currency ARS. With the ongoing devaluation of the ARS, caused by high inflation, the Company is at risk for foreign exchange losses on its financial instruments denominated in ARS. During the year ended December 31, 2025, the Company had foreign exchange losses in Argentina of $4 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company has implemented cash management strategies to mitigate foreign exchange losses due to further devaluation of the ARS, primarily by minimizing cash available to sustain operations. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of $2 million on its ARS denominated financial instruments.

The Company had immaterial foreign exchange losses in other locations.

The Financial Statements of the Company are presented in USD. Assets and liabilities denominated in foreign currencies are translated into USD using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive losses.

Net earnings from foreign currencies are translated into USD at average exchange rates for the period. As a result, fluctuations in the value of the USD relative to these other currencies will impact reported net earnings.

Interest Rate Risk

The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s 2031 Notes outstanding at December 31, 2025, has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s RCF is subject to changes in market interest rates.

For each one percent change in the rate of interest on the RCF, the change in annual interest expense would be $2 million. All interest charges are recorded in the consolidated statements of earnings as net finance costs.

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Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable, unbilled revenue, EI assets - finance leases receivable, derivative financial instruments and project asset.

The Company manages its credit risk on cash and cash equivalents by investing in instruments issued by credit-worthy financial institutions.

The Company has accounts receivable and unbilled revenue from clients engaged in various industries. These specific industries may be affected by economic factors that may impact accounts receivable. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. Outstanding customer receivables are regularly monitored and an allowance for doubtful accounts is established based on expected credit losses.

The Company evaluates the concentration of risk at December 31, 2025, with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. At December 31, 2025, the Company has no individual customers that accounted for more than10 percent of total accounts receivable (December 31, 2024 – one customer that accounted for more than 10 percent of accounts receivable). At December 31, 2025 and 2024, the Company had no individual customers that accounted for more than 10 percent of its revenue. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note. The Company does not hold collateral as security.

The credit risk associated with the EI assets - finance leases receivable arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into finance lease transactions only in select circumstances. Close contact is maintained with the customer over the duration of the lease to ensure visibility to issues as and if they arise.

The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly rated financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company’s requirements for investments in working capital and capital assets.

		December 31, 2025
Cash and cash equivalents		$81
RCF	800
Less: Drawings on the RCF	(193)
Less: Letters of Credit[1]	(77)	530
Available for future drawings		$611

1 Represents the letters of credit that the Company has funded with the RCF. Additional letters of credit of $26 million are funded from the $70 million LC Facility. Refer to Note 17 “Long-Term Debt” for further details.

A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at December 31, 2025:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Accounts payable and accrued liabilities	$396	$-	$-	$396
Long-term debt – Notes	-	-	400	400
Long-term debt – RCF	-	-	193	193

F-46 Annual Report 2025

The Company expects that cash flows from operations in 2026, together with cash and cash equivalents on hand and the RCF, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

Covenant Compliance

The Company continues to meet the covenant requirements of its funded debt, including the three-year secured RCF and 2031 Notes, reflecting strong performance and cash flow generation; and Enerflex’s focus of repaying debt and lowering finance costs. The senior secured net funded debt is comprised of the RCF.

The following table sets forth a summary of the covenant requirements and the Company’s performance:

		For the years ended December 31,
	2025			2024
	Requirement	Performance		Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.2	x	0.2x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.0	x	1.5x
Interest coverage ratio[3] – Minimum	2.5x	4.4	x	4.5x

1 Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by trailing 12-month EBITDA, as defined by the Company’s lenders.

2 Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and Notes less cash and cash equivalents divided by the trailing 12-month EBITDA, as defined by the Company’s lenders.

3 Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA by interest expense over the same timeframe, as defined by the Company’s lenders.

Note 30. Capital Disclosures

The capital structure of the Company consists of net debt plus shareholders’ equity.

December 31,	2025	2024

Long-term debt	$582	$708

Cash and cash equivalents	(81)	(92)

Net debt	$501	$616

Total shareholders’ equity	1,093	1,049

Total capital	$1,594	$1,665

The Company manages its capital to ensure that entities in the Company will be able to continue to grow while maximizing the return to shareholders through the optimization of debt and equity balances. The Company adjusts its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new Company shares, buy back Company shares, or access debt markets.

The Company formally reviews the capital structure on an annual basis and monitors it on an on-going basis. As part of this review, the cost of capital and the risks associated with each class of capital are considered. In order to maintain its status as a leading supplier of products and services to the global energy sector, the Company remains focused on maintaining a strong financial position and will also consider further debt reduction to strengthen its balance sheet.

F- 47

Note 31. Supplemental Cash Flow Information

Changes in working capital and other during the period:

Years ended December 31,	2025	2024
Accounts receivable[1]	$55	$-
Unbilled revenue	(6)	(28)
EI assets - finance leases receivable	1	52
Inventories	(20)	36
Inventories - WIP related to EI assets - finance leases receivable	35	(35)
Income taxes receivable	(8)	-
Prepayments	(3)	9
Net assets held for sale	-	2
Accounts payable and accrued liabilities and provisions[2]	(22)	(7)
Income taxes payable	1	23
Deferred revenue	(18)	74
Other current liabilities	-	(6)
Foreign currency and other	4	(14)
Net change in working capital and other	$19	$106

1 Change in accounts receivable represents only the portions relating to operating activities.

2 Change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and cash taxes paid and received during the period:

Years ended December 31,	2025	2024
Interest paid – short- and long-term borrowings	$72	$87
Interest paid – lease liabilities	4	4
Total interest paid	$76	$91
Interest received	4	4

Income taxes paid	100	45

Changes in liabilities arising from financing activities during the period:

Years ended December 31,	2025	2024
Long-term debt, opening balance	$708	$919
Net repayment of long-term debt	(166)	(233)
Effect of changes in foreign exchange rates	4	(1)
Amortization and derecognition of deferred transaction costs	20	13
Accretion and derecognition of the 2027 Notes discount	26	12
Deferred transaction costs	(10)	(2)
Long-term debt, closing balance	$582	$708

Note 32. Guarantees, Commitments, and Contingencies

Guarantees

As of December 31, 2025, the Company had outstanding letters of credit of $103 million (December 31, 2024 – $116 million). Of the total outstanding letters of credit, $77 million (December 31, 2024 – $87 million) are funded from the RCF and $26 million (December 31, 2024 – $29 million) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next two years as follows:

2026	$542
2027	140

F-48 Annual Report 2025

Legal Proceedings

In the normal course of business, the Company and certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Although Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of these outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available in these proceedings or otherwise.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of the project contract. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract. As part of the arbitration proceedings, Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex’s termination of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available.

In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against and seeking material monetary damages from Enerflex and in Q3 2025 the Company filed its Statement of Defence and Counterclaim against the customer. In Q4 2025, the customer filed its Statement of Reply and Defence to Counterclaim which the Company plans to respond to within the time parameters required under the arbitration. Enerflex disputes the customer’s claims and asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the early stage of the arbitration and the inherent uncertainty of arbitration, the final outcome of the arbitration is unknown. While the Company is pursuing recovery of amounts it believes are owed, it is possible that the Company may not prevail on its counterclaims or in defending against the customer’s claims. In those circumstances, there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations or cash flows. Enerflex intends to continue vigorously defending itself against the customer’s claims while pursuing its own counterclaims.

As at December 31, 2025, the carrying value of the remaining assets associated with the project on the Company’s consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

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Note 33. Related Party Transactions

(a)
Key Management Compensation

Key management includes members of the Board and executive management. Remuneration of directors and executive management is determined by the Board having consideration of overall performance of individuals and market trends. Information on key management compensation is shown below:

Years ended December 31,	2025	2024

Salaries, Director fees and other short-term benefits	$9	$5

Post-employment compensation[1]	-	1

Share-based payments	7	7

1 Post-employment compensation represent the present value of future pension benefits earned during the year.

(b)
Other Related Party Transactions

Enerflex transacts with certain related parties in the normal course of business. Related parties include the Company’s 45 percent equity investment in Roska DBO and the Company’s 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations and were recorded at the exchange amount. During the twelve months ended December 31, 2025, the Company recorded revenue of less than $1 million (December 31, 2024 – $2 million) from transactions with Roska DBO. There were no purchases during the twelve months ended December 31, 2025 (December 31, 2024 – nil). The Company recorded accounts receivable of less than $1 million during the twelve months ended December 31, 2025 (December 31, 2024 - nil). All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Note 34. Subsequent Events

Declaration of Dividends

Subsequent to December 31, 2025, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on March 25, 2026 to shareholders of record on March 11, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

Divestiture

Subsequent to December 31, 2025, Enerflex has entered into a definitive agreement to divest the majority of its operations in the APAC region to INNIO Group (“INNIO”). This business operates principally in Australia, Indonesia and Thailand and is primarily focused on the AMS product line. Completion of the transaction is subject to standard closing conditions and regulatory approvals, and is expected to close during the second half of 2026.

F-50 Annual Report 2025